

December 20, 2010

<u>Via U.S. Mail</u>

D. Scott Davis
Chairman and Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

   Re: United Parcel Service, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed February 26, 2010
     File No. 1-15451

Dear Mr. Davis:

   We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please describe to us your contacts with Syria since your letter to us of July 10, 2006.

2. We note that two Chinese freight forwarders (Forwarder Express and Guangzhou Gongcheng Import & Export Service Co.) state on their websites that they provide UPS and other express courier services from Shenzhen, China to Tehran and Abadan, Iran.   These companies' websites include the UPS logo on the pages which list these services. We also note an Air Freight peak season surcharge table on your website which lists surcharge amounts

for regions including Latin America and Europe, Middle East, Africa in the Destination section. According to the notes section, the destinations listed include Cuba under "Latin America (All Other Countries)" and Iran, Sudan and Syria under "Europe, Middle East, Africa." Iran, Sudan and Cuba are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan and Cuba whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan or Cuba, or entities controlled by these governments. Please also provide this information for Syria.

3. Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
      Assistant Director
      Division of Corporation Finance